Exhibit 8.1

LIST OF SUBSIDIARIES

Company Name Jurisdiction of Incorporation	Jurisdiction of Incorporation
Nano Dimension Technologies Ltd.	Israel

Nano Dimension IP Ltd.	Israel

Nano Dimension (HK) Limited	Hong Kong

Nano Dimension USA Inc.	Delaware